March 7, 2013

VIA EDGAR

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Kimberly A. Browning

Senior Counsel

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Resource Real Estate Diversified Income Fund

File Numbers: 333-183982, 811-22749

Ladies and Gentlemen:

On behalf of the Resource Real Estate Diversified Income Fund (the "Registrant"), we hereby file Pre-Effective Amendment No. 1 (the “Amendment”) to a registration statement on Form N-2 (“Registration Statement”).  The purpose of this filing is to provide additional information, including financial statements and exhibits, and to make conforming edits in response to SEC Staff comments received by telephonic communication and by letter dated October 19, 2012.

On behalf of the Registrant, we will request acceleration of the effective date by separate letter.

In addition, below are the Registrant’s responses to the Staff’s most recent telephonic comments, provided on March 4, 2013, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.

Please file copies of the Registrant’s valuation procedures and subscription agreement as exhibits to the Registration Statement.

Response:   The Registration has included the valuation procedures and subscription agreement as exhibits to the Amendment.

2.

Please add the following disclosure, currently contained on the cover page of the prospectus, to the list of bullet point disclosures preceding the signature line of the subscription agreement:

•

If and to the extent that a public trading market ever develops, shares of closed-end investment companies, such as the Fund, have a tendency to trade frequently at a discount from their NAV per share and initial offering prices.

Response:  The Registrant has revised the subscription agreement as requested.

1.

Please revise the ending of the penultimate bullet point preceding the signature line of the subscription agreement to state: “I will be significantly limited in my ability to reduce my exposure on any market downturn.”  Please make this change to the corresponding disclosure on the cover page of the prospectus as well.

Response:  The Registrant has revised the subscription agreement and prospectus as requested.

2.

Please acknowledge that the Staff considers mortgaged-backed securities issued by private lenders to be a separate industry for purposes of a fund’s concentration policy.

Response:  The Registrant acknowledges that the Staff considers mortgage-backed securities issued by private lenders to be a separate industry for purposes of a fund’s concentration policy.

3.

Please revise the fourth paragraph under the heading “Investment Strategy” in the Prospectus Summary to incorporate references to Non-Traded REITs where appropriate.

Response:  The Registrant has revised the disclosure as requested.

* * *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

•

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact JoAnn Strasser at (614) 469-3265 if you should require any further information.

Sincerely,

/s/ Thompson Hine, LLP